March 22, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Edward P. Bartz, Senior Counsel

Re:	Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.
Registration Statement on Form N-2, Nos. 333-222070 and 811-23318

Ladies and Gentlemen:

On behalf of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2017 and amended on February 22, 2018, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 7, 2018 relating to the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Amendment No. 2.

PROSPECTUS

1. Since the name of the Fund includes the term “Social Infrastructure,” please provide a policy to invest at least 80% of the Fund’s assets in the social infrastructure sector. See Rule 35d-1(a)(2)(i) under the Investment Company Act.

In response to the Staff’s comment, the Fund has revised its 80% policy to invest at least 80% of its assets in the social infrastructure sector.

2. Please disclose in the “Distributions” subsection of the Prospectus Summary that a return of capital is a return to investors of a portion of their original investment in the Fund\.

In response to the Staff’s comment, the Fund has added the requested disclosure.

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Please call me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA